UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SONOSITE, INC.

(Name Of Subject Company (Issuer))

SONOSITE, INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

SonoSite, Inc.

21919 30th Drive SE

Bothell, Washington 98021-3904

(425) 951-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4510

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$7,130

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,130
Form or Registration No.:	Schedule TO
Filing Party:	SonoSite, Inc.
Date Filed:	January 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 19, 2010, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 28, 2010, Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on February 16, 2010, and Amendment No. 3 to Schedule TO filed with the Securities and Exchange Commission on February 22, 2010 (together with the exhibits thereto, this “Schedule TO”) relating to a tender offer by SonoSite, Inc. (“SonoSite” or the “Company”) to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of up to $100 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 19, 2010 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). The Offer expired at 5:00 p.m. New York time, on Friday, February 19, 2010. This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The Offer expired at 5:00 p.m., New York time, on Friday, February 19, 2010. Based on the final count by the depositary, 2,960,350 shares of our common stock were properly tendered and not withdrawn in the Offer. In accordance with the terms of the Offer, we have accepted for purchase 2,960,350 shares of common stock at a purchase price of $30.00 per share. With the completion of the Offer, we will have approximately 14,509,464 shares of common stock outstanding. On February 25, 2010, we issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Document

(a)(1)(G)	Press Release dated February 25, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

Dated: February 25, 2010	By:	/S/ MICHAEL J. SCHUH
	Name:	Michael J. Schuh
	Title:	Vice President and Chief Financial Officer